Exhibit 99.2
Brookfield Infrastructure Partners Announces Fourth Quarter and Year-End Results

HAMILTON, BERMUDA -- 02/21/2008 -- Brookfield Infrastructure Partners L.P. (the "Partnership") (NYSE: BIP) today announced results for the fourth quarter ended December 31, 2007 for Brookfield Infrastructure L.P. ("Brookfield Infrastructure").

The Partnership's sole material asset is its 60% limited partnership interest in Brookfield Infrastructure, which the Partnership accounts for using the equity method. As a result, the Partnership believes the financial statements of Brookfield Infrastructure are more relevant because they reflect the financial position and results of the Partnership's underlying operations in greater detail than results for the Partnership.

Pro forma net income and pro forma adjusted net operating income(1) ("ANOI") for Brookfield Infrastructure totalled $4.0 million ($0.10 per unit) for the fourth quarter of 2007, compared with $17.6 million ($0.46 per unit) reported in the same quarter last year. Pro forma ANOI for Brookfield Infrastructure for the full year was $46.1 million, compared with $58.0 million in 2006.

Results discussed in this press release are pro forma as Brookfield Infrastructure acquired its interests in its underlying operations in December 2007. The pro forma results reflect Brookfield Infrastructure's existing operations, the results for the Ontario transmission system which is expected to be transferred to it in the first quarter of 2008, as well as an increase in Brookfield Infrastructure's ownership interest in its Chilean transmission system expected to be finalized in the first half of 2008.

The following table presents the pro forma results for Brookfield Infrastructure on a total and per unit basis.

US$ millions (except per unit amounts)	Three months ended December 31		Year ended December 31
	2007	2006	2007	2006
ANOI	$4.0	$17.6	$46.1	$58.0
- per unit	$0.10	$0.46	$1.20	$1.51
Net income (loss)	$(12.4)	$9.4	$10.4	$17.9
- per unit	$(0.32)	$0.24	$0.27	$0.46

1) ANOI is equal to net income plus depreciation, depletion and amortization, deferred taxes and certain other items. A reconciliation to net income is provided in Appendix 1 on page 8.

"Brookfield Infrastructure's performance for the last quarter of the year was in line with expectations," said Mr. Pollock, Co-Chief Executive Officer of Brookfield's infrastructure group. "Strong results from our transmission business were offset by weaker results at our timber operations which were impacted by the downturn in the U.S. housing market and a strike at our Canadian operations that has since been resolved. While we expect to see softness in the U.S. timber market in the near term, we are encouraged by prospects in the Asian market, which both of our timber operations can access due to their coastal location, as well as attractive medium-to-long term prospects in the U.S. market."

Mr. Regent, Co-Chief Executive Officer of Brookfield's infrastructure group, added, "With the creation of Brookfield Infrastructure, we are very well positioned to participate in the rapid growth of the infrastructure industry on a global basis. As we build our business, we look forward to acquiring high quality infrastructure operations to complement the premier electricity transmission and timber assets that we currently own."

Appointment of new Director

The Partnership is pleased to announce the appointment of Jonathan Hagger to the Board of Directors of the general partner of the Partnership. Mr. Hagger is Chief Financial Officer of Grosvenor Estate, the investment holding organization of the Duke of Westminster, which includes the worldwide real estate operations of the Grosvenor Group. Prior to his current position, Mr. Hagger was Group Finance Director of Grosvenor Group for 15 years until 2006. Prior to that, Mr. Hagger held a number of senior Board positions in the insurance industry. Mr. Hagger is a Fellow of both the Institute of Chartered Accountants in England and Wales and the Association of Corporate Treasurers, and serves on several non-profit Boards.

Distribution Declaration

As previously disclosed, the Board of Directors of the general partner of the Partnership has declared an initial quarterly distribution in the amount of US$0.0882 per unit, payable on March 31, 2008 to unitholders of record as at the close of business on February 29, 2008. This distribution amount has been pro-rated for the period between the spin-off of the Partnership on January 31, 2008 and the record date of the distribution based on the Partnership's initial quarterly distribution of US$0.265 per unit.

Information on the Partnership's declared distributions can be found on the Partnership's web site under Investor Relations/Distributions.

Additional Information

The Letter to Unitholders and the Supplemental Financial Information for the quarter ended December 31, 2007 contain further information on Brookfield Infrastructure's strategy, operations and financial results. Unitholders are encouraged to read these documents, which are available at www.brookfieldinfrastructure.com.

Brookfield Infrastructure Partners L.P. was established by Brookfield Asset Management as its primary vehicle to own and operate certain infrastructure assets on a global basis. Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems and timberlands in North and South America, and it seeks acquisition opportunities in other infrastructure sectors with similar attributes. Brookfield Infrastructure's units trade on the New York Stock Exchange under the symbol BIP. For more information, please visit Brookfield Infrastructure Partners' web site at www.brookfieldinfrastructure.com.

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and other "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements in this press release include statements about the medium and longer-term prospects for the U.S. timber market, prospects in the Asian market and Brookfield Infrastructure's plans for growth through acquisitions. The words "expect," "positioned," "build," "prospects," and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Although Brookfield Infrastructure Partners believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this press release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this press release include general economic conditions in the United States and elsewhere, which may impact the markets for timber, the fact that success of Brookfield Infrastructure is dependant on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under "Risk Factors" in the registration statement filed in connection with the distribution of the Partnership's units and other risks and factors that are described in the registration statement. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Brookfield Infrastructure L.P.
Pro Forma* Balance Sheet Information

As at
(unaudited, in millions of U.S. dollars)	December 31, 2007

Assets

Cash and cash equivalents	$31.6
Accounts receivable	3.2
Property, plant and equipment	220.9
Cost accounted investments	163.2
Equity accounted investments	606.6

Total assets	$1,025.5

Liabilities and partnership capital

Accounts payable and other liabilities	$25.7
Non-recourse borrowings	115.0
Deferred tax liabilities	19.4
Preferred Shares	20.0
Redeemable partnership units	329.7
Partnership capital	515.7

Total liabilities and partnership capital	$1,025.5

*The pro forma balance sheet information for Brookfield Infrastructure, set forth above (of which a reconciliation to historical information is provided in Appendix 2 on page 9), reflects Brookfield Infrastructure's balance sheet as at December 31, 2007 and gives effect to the following transactions as if each occurred as at December 31, 2007:

--
The investment of approximately $103 million of equity into Brookfield Infrastructure's Chilean transmission operations to fund an adjustment to the original purchase price that resulted from an increase in its regulated asset value following resolution of its recent regulatory proceeding. As a result of Brookfield Infrastructure's disproportionate funding of such equity investment, its ownership percentage will increase from 10.7% to approximately 17.3%, which is anticipated to occur in the first half of 2008; and

--
The transfer of a 100% ownership interest in the Ontario transmission operations of Great Lakes Power Limited. Brookfield Infrastructure has received regulatory approval for the transfer, which is anticipated to close in the first quarter of 2008.

The pro forma balance sheet information has been prepared based upon currently available information and assumptions deemed appropriate by management. These statements are provided for information purposes only and may not be indicative of the results that would have occurred if transactions had been effected on the dates indicated.

Brookfield Infrastructure L.P.
Pro Forma* Statements of Operations Information

	Three months Ended December 31		Year ended December 31
(unaudited, in millions of U.S. dollars)	2007	2006	2007	2006

Revenues	$8.8	$8.3	$33.2	$29.9
Costs and expenses applicable to revenues	(0.7)	(0.6)	(1.5)	(1.3)
Selling, general and administrative expenses	(4.7)	(3.7)	(15.4)	(14.5)
Other income (expenses)	(0.6)	0.5	(1.5)	(0.9)
Equity accounted earnings (losses)	(15.4)	7.3	(13.0)	9.7
Investment income	0.5	2.8	16.0	11.2
Interest expense	(2.1)	(2.2)	(8.1)	(6.9)

Income (loss) before taxes	$(14.2)	$12.4	$9.7	$27.2
Current taxes	(0.9)	(0.6)	(4.9)	(4.7)
Depreciation and amortization	(1.6)	(2.0)	(5.7)	(4.7)
Deferred taxes and other	4.3	(0.4)	11.3	0.1

Net income (loss)	$(12.4)	$9.4	$10.4	$17.9

*The pro forma statement of operations information of Brookfield Infrastructure for the years ended December 31, 2007 and 2006, set forth above (of which a reconciliation to historical information is provided in Appendix 3 on page 10), reflects the results of Brookfield Infrastructure's current operations as if Brookfield Infrastructure owned such operations as of January 1, 2006 and gives effect to the following transactions as if each occurred as of January 1, 2006:

--
The investment of approximately $103 million of equity into Brookfield Infrastructure's Chilean transmission operations to fund an adjustment to the original purchase price that resulted from an increase in its regulated asset value following resolution of its recent regulatory proceeding. As a result of Brookfield Infrastructure's disproportionate funding of such equity investment, its ownership percentage will increase from 10.7% to approximately 17.3%, which is anticipated to occur in the first half of 2008;

--
The transfer of a 100% ownership interest in the Ontario transmission operations of Great Lakes Power Limited. Brookfield Infrastructure has received regulatory approval for the transfer, which is anticipated to close in the first quarter of 2008;

--	The transfer of a 30% ownership interest in Longview's operations;
--	The transfer of interests ranging from 7% to 18% in five separate, but related, Brazilian electricity transmission investments, which are collectively referred to as TBE; and,
--	The spin-off and related transactions, including entry into our Master Services Agreement.

The pro forma statement of operations information has been prepared based upon currently available information and assumptions deemed appropriate by management. This information is provided for information purposes only and may not be indicative of the results that would have occurred if the spin-off of Brookfield Infrastructure and other transactions had been effected on the dates indicated.

Brookfield Infrastructure Partners L.P.
Pro Forma* Balance Sheet Information

As at
(unaudited, in millions of U.S. dollars)	December 31, 2007

Assets

Investment in Brookfield Infrastructure Limited Partnership	$507.2

Equity

Unitholders' equity	$507.2

*The Partnership's sole material asset is its 60% limited partnership interest in Brookfield Infrastructure, which it accounts for using the equity method. As a result, the Partnership's pro forma balance sheet information reflects 60% of Brookfield Infrastructure's pro forma balance sheet information (see page 4).

Brookfield Infrastructure Partners L.P.
Pro Forma* Statement of Operations Information

	Three months ended		Year ended
	December 31		December 31
	2007	2006	2007	2006
(unaudited, in millions of U.S. dollars)

Share of Brookfield Infrastructure Partners Limited Income (loss)	$(7.4)	$5.6	$6.2	$10.7

Net income (loss)	$(7.4)	$5.6	$6.2	$10.7

*The Partnership's sole material asset is its 60% limited partnership interest in Brookfield Infrastructure, which it accounts for using the equity method. As a result, the Partnership's pro forma statement of operations information reflects 60% of Brookfield Infrastructure's pro forma statement of operations information (see page 5).

Investors, analysts and other interested parties can access Brookfield Infrastructure Partners' 2007 fourth quarter results as well as the Unitholders' Letter and Supplemental Financial Information on Brookfield Infrastructure's web site under the Investor Relations section at www.brookfieldinfrastructure.com.

The Fourth Quarter 2007 Results conference call can be accessed via webcast on February 21, 2008 at 11:00 a.m. EST at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-412-858-4600, at approximately 10:50 a.m. EST. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 (password: 9245#).

Appendix 1

Brookfield Infrastructure L.P.
Reconciliation of Pro Forma Statement of Operations Information

The following table reconciles net income to adjusted net operating income.  In doing so, we add back to net income the amounts recorded in respect of depreciation, depletion and amortization, deferred taxes and certain other items.

	Three Months		Years Ended
	Ended December 31		December 31

(unaudited, in millions of U.S. dollars)	2007	2006	2007	2006
Net income (loss)	$(12.4)	$9.4	$10.4	$17.9
Add back or deduct the following:
Depreciation, depletion and amortization	11.9	7.4	46.0	28.7
Deferred taxes	(4.6)	0.7	(21.2)	(3.6)
Other non-cash items	9.1	0.1	10.9	15.0

Adjusted net operating income	$4.0	$17.6	$46.1	$58.0

Appendix 2

Brookfield Infrastructure L.P.
Reconciliation of Pro Forma Balance Sheet Information
As at December 31, 2007

(unaudited, in millions of U.S. dollars)	Historical	Adjustment - Transelec VI adjustment	Adjustments- Ontario Transmission	Pro Forma Balance Sheet Information
Assets
Cash and cash equivalents	$20.0	$-	$11.6	$31.6
Accounts receivable and
Other	-	-	3.2	3.2
Property plant and
Equipment	-	-	220.9	220.9
Cost accounted
Investments	163.2	-	-	163.2
Equity accounted investments	503.9	102.7	-	606.6
Total assets	$687.1	$102.7	$235.7	$1,025.5

Liabilities and partnership capital
Accounts payable and other liabilities	$-	$-	$25.7	$25.7
Non-recourse borrowings	-	-	115.0	115.0
Deferred tax liabilities	-	-	19.4	19.4
Preferred shares	20.0	-	-	20.0
Redeemable partnership units	260.2	40.1	29.5	329.7
Partnership capital	406.9	62.6	46.1	515.7
Total liabilities and partnership capital	$687.1	$102.7	$235.7	$1,025.5

Appendix 3

Brookfield Infrastructure L.P.
Reconciliation of Pro Forma Statement of Operations Information
Three months ended December 31, 2007

(unaudited, in millions of U.S. dollars)	Historical	Adjustment - Transelec VI adjustment and increase in ownership	Adjustments – Longview	Adjustment - TBE dividends

Revenues	$-	$-	$-	$-
Costs and expenses applicable to revenues	-	-	-	-
Selling, general and administrative expenses	-	-	-	-
Other income (expense)	-	-	-	-
Equity accounted earnings (losses)	(14.8)	0.6	-	-
Investment income	0.5	-	-	-
Interest expense	-	-	-	-
Income (loss) before taxes	$(14.3)	$0.6	$-	$-
Current taxes	-	-	-	-
Depreciation and amortization	-	-	-	-
Deferred taxes and other	-	-	-	-
Net income (loss)	$(14.3)	$0.6	$-	$-

(unaudited, in millions of U.S. dollars)	Adjustments - Ontario Transmission	Adjustments – Corporate	Pro Forma Statement of Operations Information

Revenues	$8.8	$-	$8.8
Costs and expenses applicable to revenues	(0.7)	-	(0.7)
Selling, general and administrative expenses	(2.0)	(2.7)	(4.7)
Other income (expense)	(0.6)	-	(0.6)
Equity accounted earnings
(losses)	-	-	(14.2)
Investment income	-	-	0.5
Interest expense	(1.8)	(0.3)	(2.1)
Income (loss) before taxes	$3.7	$(3.0)	$(13.0)
Current taxes	(0.9)	-	(0.9)
Depreciation and amortization	(1.6)	-	(1.6)
Deferred taxes and other	2.5	1.8	4.3
Net income (loss)	$3.7	$(1.2)	$(11.2)

Reconciliation of Pro Forma Statement of Operations Information
Three months ended December 31, 2006

(unaudited, in millions of U.S. dollars)	Historical	Adjustment Transelec VI adjustment and increase in ownership	Adjustments – Longview	Adjustment - TBE dividends

Assets
Revenues	$-	$-	$-	$-
Costs and expenses
applicable to revenues	-	-	-	-
Selling, general and
administrative expenses	-	-	-	-
Other income (expense)	-	-	-	-
Equity accounted earnings (losses)	1.8	3.5	2.0	-
Investment income	-	-	-	2.8
Interest expense	-	-	-	-
Income (loss) before taxes	$1.8	$3.5	$2.0	$2.8
Current taxes	-	-	-	-
Depreciation and amortization	-	-	-	-
Deferred taxes and other	-	-	-	-
Net income (loss)	$1.8	$3.5	$2.0	$2.8

(unaudited, in millions of U.S. dollars)	Adjustments - Ontario Transmission	Adjustments - Corporate	Pro Forma Statement of Operations Information

Assets
Revenues	$8.3	$-	$8.3
Costs and expenses applicable to revenues	(0.6)	-	(0.6)
Selling, general and administrative expenses	(1.0)	(2.7)	(3.7)
Other income (expense)	0.5	-	0.5
Equity accounted earnings (losses)	-	-	7.3
Investment income	-	-	2.8
Interest expense	(1.9)	(0.3)	(2.2)

Income (loss) before taxes	$5.3	$(3.0)	$12.4
Current taxes	(0.6)	-	(0.6)
Depreciation and amortization	(2.0)	-	(2.0)
Deferred taxes and other	-	(0.4)	(0.4)

Net income (loss)	$2.7	$(3.4)	$9.4

Brookfield Infrastructure L.P.
Reconciliation of Pro Forma Statement of Operations Information
Twelve months ended December 31, 2007

(unaudited, in millions of U.S. dollars)	Historical	Adjustment - Transelec VI adjustment and increase in ownership	Adjustments-Longview	Adjustment- TBE dividends

Assets
Revenues	$-	$-	$-	$-
Costs and expenses applicable to revenues	-	-	-	-
Selling, general and administrative expenses	-	-	-	-
Other income (expense)	-	-	-	-
Equity accounted earnings (losses)	(9.7)	1.7	(5.0)	-
Investment income	0.5	-	-	15.5
Interest expense	-	-	-	-

Income (loss) before taxes	$(9.2)	$1.7	$(5.0)	$15.5
Current taxes	-	-	-	-
Depreciation and amortization	-	-	-	-
Deferred taxes and other	-	-	-	-
Net income (loss)	$(9.2)	$1.7	$(5.0)	$15.5

(unaudited, in millions of U.S. dollars)	Adjustments - Ontario Transmission	Adjustments - Corporate	Pro Forma Statement of Operations Information
Assets
Revenues	$33.2	$-	$33.2
Costs and expenses applicable to revenues	(1.5)	-	(1.5)
Selling, general and administrative expenses	(4.8)	(10.6)	(15.4)
Other income (expense)	(1.5)	-	(1.5)
Equity accounted earnings (losses)	-	-	(13.0)
Investment income	-	-	16.0
Interest expense	(6.9)	(1.2)	(8.1)
Income (loss) before taxes	$18.5	$(11.8)	$9.7
Current taxes	(4.9)	-	(4.9)
Depreciation and amortization	(5.7)	-	(5.7)
Deferred taxes and other	2.1	9.2	11.3
Net income (loss)	$10.0	$(2.6)	$10.4

Reconciliation of Pro Forma Statement of Operations Information
Twelve months ended December 31, 2006

(unaudited, in millions of U.S. dollars)	Historical	Adjustment -Transelec VI adjustment, increase in ownership and full year operations	Adjustments - Longview	Adjustment - TBE dividends
Assets
Revenues	$-	$-	$-	$-
Costs and expenses applicable to revenues	-	-	-	-
Selling, general and administrative expenses	-	-	-	-
Other income (expense)	-	-	-	-
Equity accounted earnings (losses)	(3.3)	5.0	8.0	-
Investment income	-	-	-	11.2
Interest expense	-	-	-	-
Income (loss) before taxes	$(3.3)	$5.0	$8.0	$11.2
Current taxes	-	-	-	-
Depreciation and amortization	-	-	-	-
Deferred taxes and other	-	-	-	-
Net income (loss)	$(3.3)	$5.0	$8.0	$11.2

(unaudited, in millions of U.S. dollars)	Adjustments - Ontario Transmission	Adjustments - Corporate	Pro Forma Statement of Operations Information
Assets
Revenues	$29.9	$-	$29.9
Costs and expenses applicable to revenues	(1.3)	-	(1.3)
Selling, general and administrative expenses	(3.9)	(10.6)	(14.5)
Other income (expense)	(0.9)	-	(0.9)
Equity accounted earnings (losses)	-	-	9.7
Investment income	-	-	11.2
Interest expense	(5.7)	(1.2)	(6.9)
Income (loss) before taxes	$18.1	$(11.8)	$27.2
Current taxes	(4.7)	-	(4.7)
Depreciation and
amortization	(4.7)	-	(4.7)
Deferred taxes and other	1.5	(1.4)	0.1
Net income (loss)	$10.2	$(13.2)	$17.9

For more information, please contact:

Investors:
Tracey Wise
Vice President, Investor Relations & Communications
Brookfield Asset Management
Tel: 416-956-5154
Email: twise@brookfield.com

Media:
Denis Couture
Senior Vice President, Investor Relations, Corporate & International
Affairs
Brookfield Asset Management
Tel: 416-956-5189
Email: dcouture@brookfield.com